FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feb 02, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

Sadia S.A.
(Public-held company)

Financial statements
December 31, 2006 and 2005

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil).

Sadia S.A.

Public-held company

Financial Statemets

December 31, 2006 and 2005

Independent auditors´ report

To
The Board of Directors and Shareholders
Sadia S.A.
Concórdia - SC

1.   We have examined the balance sheets of Sadia S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2.   Our examination were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.   In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Sadia S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

Independent auditors´ report

To
The Board of Directors and Shareholders
Sadia S.A.
Concórdia - SC

4.   Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and added value as of December 31, 2006 and 2005, are supplementary to the aforementioned financial statements, which are not required under accounting practices adopted in Brazil and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the financial statements taken as a whole.

January 29, 2007

KPMG Auditores Independentes
CRC SP014428/O-6-S-SC

Adelino Dias Pinho
Accountant CRC SP097869/O-6-S-SC

Sadia S.A.

Publicly-held Company

Balance sheets

December 31, 2006 and 2005

(In thousands of Reais)

		Parent company		Consolidated

Assets	Note	2006	2005	2006	2005

Current assets
Cash and cash equivalents		200,177	148,716	234,069	196,306
Short-term investments	5	371,535	659,149	2,187,406	2,402,326
Accounts receivable from future contracts		-	221	26,357	28,287
Trade accounts receivable	6	617,408	481,154	678,598	509,615
Inventories	7	1,011,691	948,560	1,084,454	992,490
Recoverable taxes	8	160,905	140,212	169,347	147,088
Deferred tax credits	22	52,518	27,223	56,509	29,494
Other credits	11c	208,946	66,815	229,909	75,251

		2,623,180	2,472,050	4,666,649	4,380,857

Noncurrent assets
Long-term investments	5	129,127	65,057	129,127	65,057
Recoverable taxes	8	161,237	120,024	162,229	120,024
Deferred tax credits	22	83,243	76,550	83,243	76,550
Judicial deposits	16	46,968	51,008	46,968	51,008
Related parties	9	92,952	96,377	-	-
Advances to suppliers		73,358	34,229	73,358	34,229
Other credits		23,814	23,679	25,751	24,370

		610,699	466,924	520,676	371,238
Permanent assets

Investments	10	1,286,456	1,107,275	55,588	77,136
Property, plant and equipment	11	2,171,789	1,571,395	2,199,399	1,576,013
Deferred charges	12	125,489	87,487	134,039	90,193

		3,583,734	2,766,157	2,389,026	1,743,342

Total		6,817,613	5,705,131	7,576,351	6,495,437

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Balance sheets

December 31, 2006 and 2005

(In thousands of Reais)

		Parent company		Consolidated
Liabilities and shareholders' equity	Note	2006	2005	2006	2005
Current liabilities
Loans and financing	13	362,473	782,810	1,207,878	1,384,667
Accounts payable from future contracts		510	-	9,077	10,702
Trade accounts payable		494,643	490,659	503,285	495,758
Advances from subsidiaries	9	720,751	458,284	-	-
Salaries, social charges and accrued vacation
payable		110,324	97,640	112,433	99,225
Taxes payable		55,930	34,151	63,349	38,651
Dividends payable	17	59,420	128,210	59,420	128,210
Employees' profit sharing	19	44,581	58,454	45,776	59,304
Deferred taxes	22	18,355	3,321	18,355	3,321
Other accounts payable		127,179	135,492	182,672	161,737
		1,994,166	2,189,021	2,202,245	2,381,575
Noncurrent liabilities
Loans and financing	14	1,095,422	715,048	2,677,542	1,714,527
Advances from subsidiaries	9	1,025,812	401,430	-	-
Employee benefit plan	15	96,178	82,997	96,178	82,997
Provision for contingencies	16	43,616	42,256	44,765	44,559
Deferred taxes	22	76,369	29,490	76,369	29,490
Other accounts payable		19,956	16,849	19,930	16,824
		2,357,353	1,288,070	2,914,784	1,888,397
Minority interest in subsidiaries		-	-	964	1,816

Shareholders' equity	17
Capital		1,500,000	1,500,000	1,500,000	1,500,000
Capital reserve		5	-	5	-
Profit reserves		999,430	738,417	999,430	738,417
Treasury stock		(33,341)	(10,377)	(33,341)	(10,377)
Retained earnings		-	-	(7,736)	(4,391)

		2,466,094	2,228,040	2,458,358	2,223,649
Total		6,817,613	5,705,131	7,576,351	6,495,437

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Statements of income

Years ended December 31, 2006 and 2005

(In thousands of Reais, except for information on earnings per shares)

		Parent company		Consolidated
	Note	2006	2005	2006	2005
Gross operating revenue
Domestic market		4,482,017	4,219,242	4,482,017	4,251,675
Foreign market		3,145,589	3,722,795	3,458,463	4,076,324
		7,627,606	7,942,037	7,940,480	8,327,999
Sales deductions		(922,712)	948,560	(1,063,779)	992,490

Net operating revenue		6,704,894	7,085,822	6,876,701	7,318,438

Cost of goods sold		(5,160,351)	(5,347,406)	(5,185,217)	(5,311,062)
Gross profit		1,544,543	1,738,416	1,691,484	2,007,376

Selling expenses		(1,172,189)	(1,125,815)	(1,286,994)	(1,234,138)
Administrative		(57,406)	(52,013)	(57,251)	(52,013)
Management Fees		(14,011)	(13,714)	(14,011)	(13,714)
Other operating income	20	57,443	(11,111)	58,877	(6,643)
Employees' profit sharing	19	(46,772)	(58,682)	(48,349)	(60,034)
Financial income (expenses), net	21	(93,218)	(50,639)	59,871	235,973
Equity in earnings of subsidiaries	10	204,001	290,229	16,810	(152,399)

Operating income		422,391	716,671	420,437	724,408
Nonoperating income (expense)		(4,527)	2,653	(5,783)	4,612

Income before income and social contribution taxes		417,864	719,324	414,654	729,020

Current income and social contribution taxes	22	(8,006)	(51,384)	(10,967)	(51,991)
Deferred income and social contribution taxes	22	(29,925)	(20,537)	(28,205)	(20,909)

Net income		379,933	647,403	375,482	656,120

Minority interest		-	-	1,006	1,219
Controlling shareholder equity interest		379,933	647,403	376,488	657,339
Earnings per thousand outstanding shares		561.14	951.37	-	-
See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Statements of changes in shareholders’ equity

Years ended December 31, 2006 and 2005 / (In thousands of Reais)

			Profit reserves
		Capital	Legal	Expansion	Research &	Treasury	Retained
Parent Company	Capital	reserve	reserve	reserve	development reserve	shares	earnings	Total
Balances at December 31, 2004	1,000,000	-	56,727	644,881	65,833	(198)	24,932	1,792,175
Acquisition of treasury stock	-	-	-	-	-	(10,179)	-	(10,179)
Capital increase with reserves	500,000	-	(33,255)	(399,057)	(42,756)	-	(24,932)	-
Net income for the year	-	-	-	-	-	-	647,403	647,403
Destinations:
Reserves	-	-	32,370	381,304	32,370	-	(446,044)	-
Interest on shareholders' equity/dividends	-	-	-	-	-	-	(201,359)	(201,359)
Balances at December 31, 2005	1,500,000	-	55,842	627,128	55,447	(10,377)	-	2,228,040
Acquisition of treasury stock	-	-	-	-	-	(23,427)	-	(23,427)
Sales of treasury stock	-	-	-	-	-	463		463
Gain on sale of treasury stock	-	5	-	-	-	-	-	5
Net income for the year	-	-	-	-	-	-	379,933	379,933
Destinations:
Reserves	-	-	18,997	223,019	18,997	-	(261,013)	-
Interest on shareholders' equity/dividends	-	-	-	-	-	-	(118,920)	(118,920)
Balances at December 31, 2006	1,500,000	5	74,839	850,147	74,444	(33,341)	-	2,466,094
See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Statements of changes in financial position

Years ended December 31, 2006 and 2005

(In thousands of Reais)

	Parent company		Consolidated
	2006	2005	2006	2005
Sources of funds
Operations
Net income for the year	379,933	647,403	375,482	656,120
Items not affecting working capital
Minority interest	-	-	254	2,875
Depreciation, amortization and depletion	238,846	177,226	240,569	178,175
Goodwill amortization	25,763	16,484	25,763	16,484
Long term interest and variations	20,909	(25,032)	(69,683)	(228,925)
Residual cost on disposal of permanent assets	8,288	6,552	8,978	6,815
Provision for contingencies	1,360	6,970	206	11,612
Employee benefit plan	13,181	421	13,181	421
Equity in earnings of subsidiaries	(208,228)	(293,852)	(21,037)	148,776
Long term deferred taxes	40,186	8,259	40,186	8,259
	520,238	544,431	613,899	800,612
From third parties
Increase in noncurrent loans and financing	592,791	310,745	1,387,870	1,336,858
Redemption of long-term investments	-	13,088	-	13,088
Proceeds obtained from the sale of fixed assets	14,915	19,622	14,967	19,622
Interest on shareholders' equity of subsidiaries	4,226	4,548	-	-
Transfer from long-term to current assets	36,264	296,119	4,567	296,119
Sale of treasury stock	463	-	463	-
Gain on sale of treasury stock	5	-	5	-
Transfer from property plant and equipment to current assets	123,656	-	123,632	-
Increase in other long-term liabilities	627,489	402,074	3,106	460
Decrease in the other long-term assets	3,425	-	-	-
	1,403,234	1,046,196	1,534,610	1,666,147
Total sources	1,923,472	1,590,627	2,148,509	2,466,759
Applications of funds
Long-term assets
Long-term investments	-	85,002	-	85,002
Judicial deposit	(4,040)	(4,515)	(4,040)	159
Increase in other long-term assets	116,741	148,329	87,282	52,508
Decrease in other long-term liabilities	-	-	-	-
Investments	1,000	66,321	4,215	74,360
Property, plant and equipment	963,319	639,724	975,725	642,149
Transfer of current liabilities to property, plant and equipment	-	19,317	-	19,101
Deferred charges	60,724	41,242	79,653	43,843
Acquisition of treasury stock	23,427	10,179	23,427	10,179
Interest on shareholders' equity/dividends	118,920	201,359	118,920	201,359
Transfer of current assets to non current assets	54,960	-	54,960	-
Transfer of noncurrent liabilities to current liabilities	242,436	422,831	343,245	660,105
Total applications	1,577,487	1,629,789	1,683,387	1,788,447
(Decrease)/increase in working capital	345,985	(39,162)	465,122	678,312
Changes in working capital
At end of year	629,014	283,029	2,464,404	1,999,282
At beginning of year	283,029	322,191	1,999,282	1,320,970
(Decrease)/increase in working capital	345,985	(39,162)	465,122	678,312
See the accompanying notes to the financial statements.

Sadia S.A.
Publicly-held Company

Statements of cash flows

Years ended December 31, 2006 and 2005 / (In thousands of Reais)

	Parent company		Consolidated
	2006	2005	2006	2005
Net income for the year	379,933	647,403	375,482	656,120
Adjustments to reconcile net income to cash generated by operating activities
Variation in minority interest	-	-	254	2,875
Accrued interest, net of paid interest	29,748	(157,443)	(64,126)	(47,233)
Depreciation, amortization and depletion allowances	238,846	177,226	240,569	178,175
Goodwill amortization	25,763	16,484	25,763	16,484
Equity in earnings of subsidiaries	(208,228)	(293,852)	(21,037)	148,776
Deferred taxes	29,925	20,537	28,205	20,908
Contingencies	1,360	6,970	206	11,612
Result from the disposal of permanent assets	8,230	6,552	8,978	6,815
Variation in operating assets and liabilities
Trade notes receivable	(136,254)	211,703	(168,983)	(160,010)
Inventories	(63,131)	76,565	(91,964)	72,181
Recoverable taxes and others	(115,359)	(61,867)	(118,691)	(231,230)
Judicial deposits	4,040	4,515	4,040	159
Trade accounts payable	3,984	8,320	7,527	8,104
Advances from subsidiaries	886,849	720,723	-	-
Taxes payable, salaries payable and others	11,214	60,298	43,763	44,864
Net cash generated by operating activities	1,096,920	1,444,134	269,986	728,600
Investment activities
Funds from the sale of permanent assets	14,915	3,400	14,967	3,400
Investments in subsidiaries	(1,000)	(29,702)	-	-
Purchase of property, plant and equipment	(1,024,043)	(680,966)	(1,055,378)	(685,992)
Acquisition of subsidiary	(485)	(54,443)	(485)	(54,443)
Short-term investments	(624,169)	(442,156)	(3,320,118)	(2,313,367)
Redemption of investments	562,510	255,129	3,167,532	1,818,443
Net cash from investment activities	(1,072,272)	(948,738)	(1,193,482)	(1,231,959)
Loans activities
Loans received	1,276,661	968,439	2,862,349	2,529,773
Loans paid	(1,060,438)	(1,163,696)	(1,708,255)	(1,845,795)
Dividends paid	(169,871)	(129,734)	(169,871)	(129,734)
Loans with subsidiaries	3,425	(95,780)	-	-
Sale of treasury stock	463	-	463	-
Acquisition of treasury stock	(23,427)	(10,179)	(23,427)	(10,179)
	26,813	(430,950)	961,259	544,065
Net cash from loans activities
Cash at beginning of year	148,716	84,270	196,306	155,600
Cash at end of year	200,177	148,716	234,069	196,306
Net increase (decrease) in cash	51,461	64,446	37,763	40,706
See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Statements of consolidated added value

Years ended December 31, 2006 and 2005

(In thousands of Reais)

	Consolidated
	2006	2005
Revenues/income	8,136,352	8,439,424
Wealth generated by operations	7,816,396	8,232,688
Sale of products, goods and services	7,816,396	8,232,688
Wealth from third parties	319,956	206,736
Other operating results	58,877	(6,643)
Financial income	250,053	361,165
Equity in earnings of subsidiaries	21,037	(148,776)
Other nonoperating results	(10,011)	990
Raw materials acquired from third parties	(3,706,036)	(4,046,583)
Services rendered by third parties	(1,520,476)	(1,429,735)
Added value to be distributed	2,909,840	2,963,106
Distribution of added value
Human resources	1,084,173	994,309
Interest on third-party capital	154,143	91,445
Government	1,016,230	1,022,339
Shareholders (dividends)	118,920	201,359
Retention	536,374	653,654
Depreciation/amortization/depletion	266,332	194,659
Retained profits	256,562	454,761
Others	13,480	4,234
See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

Years ended December 31, 2006 and 2005

(In thousands of Reais)

1 Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and and beef. The beef segment was included as from the beginning of this fiscal year as the Company decided to resume to this activity for export. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Eurasia, Asia and the Americas. The Company has 13 industrial units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2 Preparation and presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission (CVM), including the compliance with CVM Deliberations 488/05 and 489/05.

With the objective of presenting the information provided to the market better, the Company is presenting supplementary consolidated information, obtained from accounting records of the parent company and its subsidiaries, as follow:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

a. Segment reporting

A segment is a group of asset and liabilities set by the Company to manage its businesses and similar in aspects such as productive process or nature of the products or services (business segment) in a particular economic environment (geographic segment).

b. Statement of cash flows

The cash flows were prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

c. Statement of added value

The value added statement has been presented in accordance with the model proposed by the foundation Instituto de Pesquisa Contábeis, Atuariais e Financeiras - University of Sao Paulo the aim of which is to show the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

3 Description of significant accounting policies

a. Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met:
i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

b. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income for the year.

c. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

d. Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the financial statements.

Other long and short-term investments in local and foreign currency are recorded at cost plus income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the balance sheet date.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

e. Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

f. Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g. Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclosed in Note 10.

The financial statements of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

• Balance sheet accounts at the exchange rate at the end of the year.
• Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation, when applicable.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

h. Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 11. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of offsprings. The productive cycle ranges from fifteen to thirty months.

i. Impairment of long lived assets

The Company reviews its property, plant and equipment to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize impairment losses.

j. Deferred charges

Deferred charges are represented substantially by pre-operating costs incurred in the implementation of software, reorganization charges and development of new products, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

k. Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the balance sheet date.

l. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

m. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carryforward and negative basis of social contribution.

n. Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

o. Environmental questions

Our production facilities and our forestry activities are subject to government environmental regulations. We have reduced the risks associated with environmental questions through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

4 Consolidated financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each year. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In the case of joint ventures, the assets, liabilities and shareholders’ equity and the result for the year were consolidated in proportion to the percentage of ownership.

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of its investment funds Concórdia Foreign Investment Fund Class A and Taurus Fund Limited, where it is the wholly investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to a third party the administrative functions and maximizing shareholder returns. As of December 31, 2006 and 2005, these investment funds were consolidated in the Company’s financial statements as they had loans collateralized by its own financial assets.

The consolidated financial statements include the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Shareholdings in % at
	2006	2005
Sadia International Ltd.	100	100
Sadia Uruguay S.A.	100	100
Sadia Alimentos S.A.	0.01	0.01
Sadia Chile S.A.	60	60
Sadia Alimentos S.A.	99.99	99.99
Churrascaria Beijing Brazil Ltd. (*)	50	50
Concórdia Foods Ltd. (*)	100	50
Sadia UK Ltd.	100	100
Concórdia S.A. C.V.M.C.C.	99.99	99.99
Empresa Matogrossense de Alimentos Ltda. (**)	100	100
Intergen Ltda. (***)	100	-
Rezende Óleo Ltda.	100	100
Rezende Marketing e Comunicações Ltda.	0.09	0.09
Rezende Marketing e Comunicações Ltda.	99.91	99.91
Sadia GmbH	100	100
Wellax Food Logistics C. P. A. S. U. Lda.	100	100
Sadia Foods GmbH	100	100
Sadia Panama S.A.	100	-
Qualy B. V.	100	100
Sadia Japan Ltd.	100	100

(*) Joint-Venture
(**) Acquired of controlling on January 11, 2006 (see note 10)
(***) Acquired of controlling on May 26, 2006 (see note 10)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Reconciliation of shareholders' equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders' equity
	2006	2005	2006	2005
Company´s financial statements	379,933	647,403	2,466,094	2,228,040
Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(7,736)	(4,391)	(12,127)	(18,718)
Reversal of the elimination of unrealized results in inventories, net of taxes, resulting from intercompany operations at December 31, 2005 and 2004	4,391	14,327	4,391	14,327
Consolidated financial statements	376,588	657,339	2,458,358	2,223,649

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

5 Long and short-term investments
	Interest %	Parent company		Consolidated
	(annual
	average)	2006	2005	2006	2005
Short-term investments
Local currency
Investment funds	13.08	214,000	362,971	259,697	401,931
Austrian Bonds indexed in Reais	16.30	-	278,040	-	278,040
Others	7.65	-	97	-	97
		214,000	641,108	259,697	680,068
Foreign currency
Investment funds	8.37	157,535	-	1,689,498	1,613,682
Interest-bearing current accounts	5.25	-	-	232,913	87,959
Currency swap contracts		-	18,041	-	18,041
Interest rate swap contracts		-	-	5,298	2,576
		157,535	18,041	1,927,709	1,722,258
Total short-term		371,535	659,149	2,187,406	2,402,326
Long-term investments
Local currency
National Treasury Certificate - CTN	12,00	29,849	25,710	29,849	25,710
Treasury bills - LFT	14,00	45,286	39,347	45,286	39,347
Investment funds	13.08	53,992	-	53,992	-
Total long-term		129,127	65,057	129,127	65,057

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Long-term investments as of December 31, 2006 mature as follows:

Maturity

2009	53,992
2010	45,286
2012 onwards	29,849

129,127

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

6 Accounts receivable
	Parent company		Consolidated

	2006	2005	2006	2005
Foreign
Subsidiaries	167,950	79,566	-	-
Customers	156,818	151,266	391,477	260,545
Advance on delivered export contracts	-	(19,102)	-	(19,102)

Total of foreign	324,768	211,730	391.477	241,443

Domestic customers	301,877	278,791	302,055	278,799
(-) Allowance for doubtful accounts	(9,237)	(9,367)	(14,934)	(10,627)

	617,408	481,154	678,598	509,615

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The changes in the allowance for doubtful accounts are as follows:
	Parent company		Consolidated

	2006	2005	2006	2005

Balance at the beginning of the year	(9,367)	(7,043)	(10,627)	(9,252)
Additions	(7,855)	(3,496)	(6,435)	(4,234)
Write offs	7,985	1,172	2,128	2,859

Balance at the end of the year	(9,237)	(9,367)	(14,934)	(10,627)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$170 million, with interest rate of 0.375% p.a. + LIBOR.

As of December 31, 2006, the amount of receivables sold under this agreement amounted to approximately R$ 170 million (R$ 100 million as of December 31, 2005). During the year ended December 31, 2006, the Company received cash proceeds of approximately R$ 1,910 million
(R$ 1,840 million for the year ended December 31, 2006) and incurred expenses of R$ 14 million (R$ 8 million in 2005) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Móbiliarios, Cambio e Commodities. As of December 31, 2006, the net equity of this fund was R$ 264,949 (R$ 231,197 at December 31, 2005), of which R$ 254,861 (R$ 190,350 at December 31, 2005) was represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at December 31, 2006, represented R$ 53,992 (R$ 17,150 at December 31, 2005).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

During the year ended December 31, 2006, the Company received cash proceeds related to the local receivables sold of approximately R$ 2,795 million (R$ 2,598 million in 2005) and incurred expenses of R$ 30 million (R$ 27 million in 2005) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$ 100 to new customers or customers with no approved credit limits.

7 Inventories
	Parent company		Consolidated
	2006	2005	2006	2005

Finished goods and products for sale	279,969	307,445	351,186	349,360
Livestock and poultry for slaughter and sale	304,561	386,561	304,561	386,561
Raw materials	187,543	127,963	188,864	129,245
Work in process	158,284	38,336	158,284	38,336
Packaging materials	33,653	36,702	33,653	36,702
Storeroom	25,665	22,776	25,665	22,776
Advances to suppliers	12,654	13,599	12,879	13,599
Imports in transit	9,352	6,570	9,352	6,570
Products in transit	10	8,608	10	9,341

	1,011,691	948,560	1,084,454	992,490

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

8 Recoverable taxes
	Parent company		Consolidated
	2006	2005	2006	2005

ICMS	145,291	160,227	150,063	162,060
PIS and COFINS	84,290	7,082	84,619	7,411
IPI	59,142	48,820	59,175	48,853
Income and social contribution taxes	33,416	44,051	37,679	48,679
Others	3	56	40	109

	322,142	260,236	331,576	267,112

Short-term portion	160,905	140,212	169,347	147,088

Long-term portion	161,237	120,024	162,229	120,024

a. Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b. Social contributions - PIS/COFINS

The balance is composed of the amount of R$ 80,168 (see Note 20) and of R$ 4,451 of credits originated from noncumulative collection of PIS and COFINS, and these credits may be compensated with other federal taxes.

c. Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

d. Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

9 Related party transactions

Related party transactions refers to mainly of sales operations between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

	2006	2005
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	143,197	59,190
Sadia International Ltd.	17,744	2,440
Sadia Alimentos S.A.	2,265	1,161
Sadia Uruguay S.A.	1,642	831
Qualy B.V.	299	14,396
Sadia Chile S.A.	2,803	1,548

	167,950	79,566

Interest on shareholders' equity
Concórdia C.V.M.C.C.	4,226	4,548

	4,226	4,548

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Loans	2006	2005
Wellax Food Logistics C. P. A. S. U. Lda.	91,482	95,063
Sadia International Ltd.	(231)	(253)
Empresa Matogrossense de Alimentos Ltda.	769	659
Rezende Óleo Ltda.	874	848
Concórdia S.A. CCVMCC	1	4
Rezende Marketing e Comunicação Ltda.	57	56

	92,952	96,377

Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(1,744,718)	(857,699)
Sadia International Ltd.	(1,845)	(2,015)

	(1,746,563)	(859,714)

Sales
Wellax Food Logistics C. P. A. S. U. Lda.	1,881,303	2,240,660
Sadia International Ltd.	168,259	71,391
Sadia Chile S.A.	15,366	16,493
Sadia Alimentos S.A.	10,556	11,999
Sadia Uruguay S.A.	5,499	4,536
Só Frango Produtos Alimentícios Ltda.	-	1,291
Qualy B. V.	25,603	-

	2,106,586	2,346,370

Goods purchase
Só Frango Produtos Alimentícios Ltda.	-	16,030

	-	16,030

Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	(2,267)	22,536
Sadia International Ltd.	160	320

	(2,107)	22,856

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

10 Investments
			Net income		Investment balances
		Shareholder' s	(loss) for	Equity
Investments	Ownership	equity	the year	result	2006	2005

Sadia GmbH	100	1,103,002	176,828	200,859	1,103,002	902,143
Sadia International Ltd.	100	88,835	3,473	(4,610)	88,835	93,445
Concórdia S.A. CVMCC	99.99	61,943	8,260	12,491	61,943	53,678
Rezende Óleo Ltda.	100	1,112	(26)	(26)	1,112	1,138
Empresa Matogrossense de Alimentos Ltda.	100	780	(570)	(570)	780	1,350
Intergen Ltda.	100	571	91	86	571	-
Rezende Market. e Comun. Ltda.	99.91	(27)	(2)	(2)	-	-

Total in subsidiaries				208,228	1,256,243	1,051,754

Goodwill				-	28,828	54,076
Other investments				-	1,385	1,445

Total investments of the Parent Company				208,228	1,286,456	1,107,275

Other investments of subsidiaries/affiliates			-	25,375	21,615
Investments eliminated on consolidation				(187,191)	(1,256,243)	(1,051,754)

Total consolidated investments				21,037	55,588	77,136

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The changes in the investments are as follows:

						Shareholding result
	Acquisition	Write offs	Amortization	Negative equity	Dividends received	Operational	Non Operational
Sadia G.m.b.H.	-	-	-	-	-	200,859	-
Sadia International Ltd.	-	-	-	-	-	(4,610)	-
Concórdia S.A. CVMCC	-	-	-	-	(4,226)	8,261	4,230
Rezende Óleo Ltda.	-	-	-		-	(23)	(3)
Empresa Matogrossense de Alimentos Ltda.	-	-	-	-	-	(570)	-
Intergen Ltda.	485	-	-	-	-	86	-
Rezende Marketing e Comun. Ltda.	-	-	-	2	-	(2)	-
	485	-	-	2	(4,226)	204,001	4,227
Goodwill	515	-	(25,763)	-	-	-	-
Other investments	-	(60)	-	-	-	-	-
	1,000	(60)	(25,763)	2	(4,226)	204,001	4,227

The accumulated income from equity interest on the consolidated financial statements is represented by translation gains of R$ 16,810 and a non-operating income of R$ 4,227.

On January 11, 2006 the Company acquired 100% of the quotas representing the capital of the Intergen Ltda. The acquisition generated a goodwill in the amount of R$ 515, classified as other economical reasons and therefore amortized directly in the income statement as other operating expenses. The acquired company’s business relates to porks genetics.

On May 26, 2006 Sadia acquired by the book value the remaining 50% equity interest in Concórdia Foods Ltd.

On December 31, 2006, the net balance of goodwill amounted to R$ 28,828 and was comprised of: i) goodwill related to the acquisition of Só Frango Produtos Alimentícios Ltda. in the amount of R$ 62,505 with accumulated amortization of R$ 25,248 (R$ 16,484 in 2005) and ii) goodwill related to the acquisition of Empresa Matogrossense de Alimentos Ltda. (start-up phase) in the amount of R$ 8,055, that will be amortized once it starts its operations forecasted for 2007. Such goodwill has been recorded based on projections of future profitability.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

11 Property, plant and equipment	Parent company
		Cost	Depreciation	Residual amount
	Annual average %	2006	2006	2006	2005
Lands	-	104,450	-	104,450	63,828
Buildings	4	847,306	(355,663)	491,643	383,747
Machinery and equipment	15	1,199,410	(607,833)	591,577	446,072
Installations	10	316,002	(142,135)	173,867	96,818
Vehicles and plane	27	12,572	(7,600)	4,972	4,580
Breeding stock	-	315,512	(194,537)	120,975	105,014
Forestation and reforestation	-	30,878	(5,491)	25,387	17,094
Others	-	1,306	(1,160)	146	1,624
Construction in progress	-	623,595	-	623,595	408,354
Advances to suppliers		35,177	-	35,177	44,264
		3,486,208	(1,314,419)	2,171,789	1,571,395
	Consolidated
		Cost	Depreciation	Residual amount
	Annual average %	2006	2006	2006	2005
Lands	-	104,665	-	104,665	64,031
Buildings	4	848,474	(356,275)	492,199	383,945
Machinery and equipment	15	1,202,802	(609,551)	593,251	447,311
Installations	10	319,181	(142,314)	176,867	96,984
Vehicles and plane	27	20,371	(8,269)	12,102	5,491
Breeding stock	-	315,769	(194,666)	121,103	105,014
Forestation and reforestation	-	30,878	(5,491)	25,387	17,094
Others	-	2,834	(2,065)	769	2,201
Construction in progress	-	637,879	-	637,879	409,378
Advances to suppliers	-	35,177	-	35,177	44,564
		3,518,030	(1,318,631)	2,199,399	1,576,013

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

We present the changes in the cost of property, plant and equipment below:

	Position in 12/31/2005				Position in 12/31/2006
		Acquisitions	Disposal	Tranfers
Lands	64,031	40,481	(3)	156	104,665
Buildings	713,957	47,651	(609)	87,475	848,474
Machinery and equipment	988,805	38,296	(19,711)	195,412	1,202,802
Breeding stock	219,159	96,610	-	-	315,769
Installations	218,843	12,205	(1,758)	89,891	319,181
Vehicles and plane	13,554	8,979	(2,317)	155	20,371
Forestation and reforestation	23,013	4,496	(1,681)	5,050	30,878
Others	4,266	318	(453)	(1,297)	2,834
Construction in progress	409,378	721,406	(14,314)	(478,591)	637,879
Advances to suppliers	44,564	5,283	-	(14,670)	35,177
Total cost of acquisition	2,699,570	975,725	(40,846)	(116,419)	3,518,030

a. The construction in progress is mainly represented by projects related to the expansion and modernization of industrial units, mainly Uberlandia and Lucas do Rio Verde units.

b. In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$ 44,554 (R$ 16,852 at December 31, 2005).

c. On November 16, 2006 a claim occurred, as a result of fire that destroyed completely the building where the factory of roasted products of the Toledo unit was located. The amount of the assets damaged was estimated in R$ 120,000, which are totally covered by insurance policy, with an amount sufficient to comprehensively cover the material damage suffered. The inventory of assets is in course and, due to this event, a provision reducing fixed assets was recorded, in comparison to the amounts receivable from insurance in other credits in current assets. The amount of the franchise, of R$ 100, was provided for.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

12 Deferred charges
	Parent company
		Cost	Amortization	Residual value
	Rate	2006	2006	2006	2005
Software implementation	25	125,547	(57,868)	67,679	70,705
Reorganization expenses	20	31,271	(5,672)	25,599	5,126
Pre operational costs	20	27,225	(6,652)	20,573	-
Product development and markets	20	17,481	(6,184)	11,297	11,293
Others	20	795	(454)	341	363
		202,319	(76,830)	125,489	87,487

	Consolidated
		Cost	Amortization	Residual value
	Rate	2006	2006	2006	2005
Software implementation	25	126,721	(58,435)	68,286	73,352
Reorganization expenses	20	31,271	(5,672)	25,599	5,126
Pre operational costs	20	31,669	(6,793)	24,877	-
Product development and markets	20	21,096	(6,297)	14,798	11,293
Others	20	1,081	(602)	479	422
		211,838	(77,799)	134,039	90,193

The expenses with rearrangement refer to the implementation of the Service Center in the city of Curitiba.

The preoperating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project - MT.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

13 Loans and financing - Short-term
	Parent company		Consolidated
	2006	2005	2006	2005
Short-term
Foreign currency
Net working financing composed of prepayment subject to LIBOR variation for 1-month deposits (5.32% in December 2006) plus interest of 0.10% p.a., guaranteed by its own investments	-	-	472,665	329,976

Advanced collection relating to the receivables sold, with no interest	107	-	275,253	54,376

Credit lines for the development of foreign trade, with interest rates of 6.50% p.a., guaranteed by promissory notes or sureties	-	-	4,543	4,871

Export financing composed of prepayment subject to interest rate of 4.20% p.a., guaranteed by promissory notes or sureties	-	23,735	-	23,735

Currency swap contracts	2,436	3,522	2,436	3,522
Interest rate swap contracts	-	76	-	76

	2,543	27,333	754,897	416,556
Local currency
Rural credit lines and working capital loans with interest of 8.75% p.a.	231,660	167,751	231,660	167,751

Currency swap contracts	6,613	106,180	6,613	106,180

	238,273	273,931	238,273	273,931

	240,816	301,264	993,170	690,487

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2006	2005	2006	2005
Short-term portion of the long-term debt

Foreign currency
Export financing composed of prepayment in amount of R$ 21,101 subject to LIBOR variation for 6-month deposits (5.37% in December 2006) and interest of 2.38% p.a. and an amount of R$ 93,051 of a line focused on the incentive for foreign trade activities, plus annual interest of 2.2% p.a., guaranteed by promissory notes or sureties	21,101	123,815	114,152	336,449

BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$ 9,411 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 6,651 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.50%, guaranteed by mortgage bonds and real estate mortgage.	16,062	10,956	16,062	10,956

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	13,734	23,325	13,734	23,325

Financing subject to LIBOR variation for 1-month deposits (4.39% in December 2005) plus interest from 0.10% p.a., guaranteed by its own titles	-	145,719	-	145,719

	50,897	303,815	143,948	516,449

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2006	2005	2006	2005
Local currency
BNDES (National Bank for Economic and Social Development), credit linesfor investments and exports, composed as follows: FINAME in the amount of R$ 41,839 subject to the Long-Term Interest Rate -TJLP (6.85% p.a. in December 2006) and interest of 3.59% p.a., and FINEM in the amount of R$ 12,474subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	54,313	165,225	54,313	165,225

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	5,743	5,549	5,743	5,549
	10,704	6,957	10,704	6,957
Others subject to interest rate from 1% to 14% p.a.	54,313	165,225	54,313	165,225

	70,760	177,731	70,760	177,731

Short-term portion of long-term debt	121,657	481,546	214,708	694,180

Total short-term	362,473	782,810	1,207,878	1,384,667

At December 31, 2005 the weighted average interest in short-term loans was 5.36% p.a. (6.90% p.a. at December 31, 2005).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

14 Loans and financing - Long-term
	Parent company		Consolidated

	2006	2005	2006	2005
Foreign currency
Export financing composed of prepayment, payable in amount of R$ 229,070 in installments up to 2010, subject to LIBOR variation for 6-month deposits (5.37% in December 2006) plus annual interest of 2.38% p.a, and a line focused on the incentive for foreign trade in amount of R$ 1.675,171, subject to LIBOR variation for 6-month plus interest of 2.20% p.a., guaranteed by promissory notes or sureties	229,070	372,780	1,904,241	1,584,893

BNDES (National Bank for Economic and Social Development), payable from 2007 to 2013, composed as follows: FINEM in the amount of R$ 17,193 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 128,265 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.50% p.a. guaranteed by mortgage bonds and real estate mortgages	145,458	69,750	145,458	69,750

IFC (International Finance Corporation) for investments in property, plant and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	13,734	23,325	13,734	23,325

Currency swap contracts	1,769	3,334	1,769	3,334

Financing subject to LIBOR variation for 1-month deposits (4.39% in December 2006) plus interest of 0.10% p.a., guaranteed by its own titles	-	145,719	-	145,719
	390,031	614,908	2,065,202	1,827,021

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated
	2006	2005	2006	2005
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2007 to 2012, composed as follows: FINAME in the amount of R$ 630,803 subject to the Long-Term Interest Rate -TJLP (6.85% p.a. in December 2006) and interest of 3.59% p.a., and FINEM in the amount of R$ 20,734 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	651,537	402,659	651,537	402,659

PESA - Special Aid for Agribusiness payable, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	136,440	131,831	136,440	131,831

Others subject to interest rate from 1% to 14% p.a.	34,267	40,187	34,267	40,187

Currency swap contracts	4,804	7,009	4,804	7,009

	827,048	581,686	827,048	581,686

	1,217,079	1,196,594	2,892,250	2,408,707

Short-term portion of long-term debt	(121,657)	(481,546)	(214,708)	(694,180)

Total long-term	1,095,422	715,048	2,677,542	1,714,527

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The noncurrent portions of financings at December 31, 2006 mature as follows:

Maturity	Parent company	Consolidated

2008	187,847	244,370
2009	282,676	282,676
2010	187,212	1,141,695
2011 onwards	137,707	708,821
	299,980	299,980

	1,095,422	2,677,542

15 Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

• Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;

• Payment of a bonus for time of service;

• Payment of indemnification for termination of service; and

• Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

16 Commitments and contingencies

Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next two years. These leasing are subject to renewal for 4 more years and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance. The rental expenses totaled R$ 64,470 in 2006 (R$ 33,110 in 2005).

The table below shows the future payments related to the leasing agreement at December 31, 2006:

2007	65,200
2008	29,900

Total	94,200

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$ 84 million on December 31, 2006, payable until 2010.

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings.

	Parent company		Consolidated

	2006	2005	2006	2005

Tax proceedings	41,634	39,810	42,888	42,217
Civil proceedings	8,950	13,281	8,950	13,281
Labor proceedings	24,115	16,447	24,116	16,449

	74,699	69,538	75,954	71,947

Related legal deposits	(31,083)	(27,282)	(31,189)	(27,388)

Provision for contingencies - Net	43,616	42,256	44,765	44,559

The changes in the provision for contingencies are presented as follows:

	Position in 2005	Additions	Disposals	Monetary updates	Position in 2006

Tax proceedings	42,217	14,213	(12,214)	(1,328)	42,888
Civil proceedings	13,281	5,652	(9,933)	(50)	8,950
Labor proceedings	16,449	5,612	(4,266)	6,321	24,116

	71,947	25,477	(26,413)	4,943	75,954

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Tax litigation

The main tax contingencies involve the following cases:

a. Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$ 16,018, of which R$ 11,283 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$ 3,852 on withholding income tax on investments of Granja Rezende and R$ 883 for other provisions.

b. Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$ 18,499.

c. Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a provision of R$ 8,371.

The Company has other contingencies of a tax nature with a claimed amount of R$ 327,278, which were assessed as possible losses by the legal advisors and by the Management of the Company and, therefore, no provision was recorded.

Civil litigation

Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The Company has other contingencies of a civil nature with a claimed amount of R$ 28,141, which were assessed as possible losses by the legal advisors and by Management and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 2,481 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$ 41,441, for which the provision in the amount of R$ 24,116 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of December 31, 2006 was R$ 46,968 (R$ 51,008 on December 31, 2005).

Guarantees

The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of December 31, 2006 amounted R$ 20,245 (R$ 11,468 in December 31, 2005).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

17 Shareholders’ equity

a. Capital

Subscribed and paid-in capital is represented by the following shares with no par value, at December 31, 2006 and 2005:

	2006	2005

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000

Total shares	683,000,000	683,000,000

Preferred shares in treasury	(5,924,288)	(2,504,288)

Total outstanding shares	677,075,712	680,495,712

b. Statutory reserves

Legal reserve

In compliance with article 193 of Law 6404/76, the reserve was recorded at the rate of 5% of the net profit for the year, up to the limit of 20% of the capital.

Research and development reserve

It is recorded at the rate of 5% of the net profit for the year, up to the limit of 10% of capital.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Expansion reserve

It is recorded with at least 15% and with a maximum of 60% of the net profit for the year, up to the limit of 70% of capital.

c. Treasury stock

The Company’s treasury stock consists of 5,924,288 preferred shares acquired at R$ 33,804 for future sale and/or cancellation. At December 31, 2006 the market value corresponded to R$ 42,918.

d. Shareholders’ remuneration

The corporate bylaws determine the distribution of a minimum dividend of 28% of the net income for the year, adjusted in accordance with article 202 of Law 6404/76. The minimum dividend was paid or credited as interest on own capital. The Company calculated interest on own capital based on the long-term interest rate (TJLP) in force in the year, as shown below:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	2006	2005

Net income for the year	379,933	647,403
Legal reserve	(18,997)	(32,370)

Basis	360,936	615,033

Distribuition to shareholders:
Interest on shareholders' equity (net of withholding tax of R$ 7,500) paid in advance in August 17, 2006	42,500	-

Interest on shareholders' equity (net of withholding tax of R$ 10,340) recorded at December 31, 2006, to be paid on February 16, 2007.	58,580	-

Interest on shareholders' equity (net of withholding tax of R$ 26,211) paid related to 2005	-	148,527

Interest on shareholders' equity (net of withholding tax of R$ 17,814) recorded at December 31, 2005, to be paid on February 16, 2006.	-	26,621

Total	101,080	175,148

Percentage in relation to the basis	28.00%	28.48%

Interest on shareholders' equity by 1,000 shares in Reais:
Preferred	R$ 175,64	R$ 259.87
Common	R$ 175,64	R$ 253.29

e. Market value

The market value of Sadia S.A. shares according to the average quotation of shares traded on the São Paulo Stock Exchange - BOVESPA, corresponded to R$ 7.16 per thousand shares at December 31, 2006 (R$ 6.43 at December 31, 2005). Net equity on that date was R$ 3.64 per thousand shares (R$ 3.27 at December 31, 2005).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

f. Shareholders composition

Shareholders composition, until the natural person level, of Sadia S.A, which have more than 5% of ordinary stock, at December 31, 2006.

Shareholders	CS	%	PS	%	Total	%

Fundação Attilio F. X. Fontana	24,998,558	9.73	-	-	24,998,558	3.66
Sunflower Participações S.A. (i)	35,964,747	13.99	-	-	35,964,747	5.27
Administradora e Comercial Old Ltda.	25,661,658	9.99	60,000	0.01	25,721,658	3.77
Other shareholders (i)	101,034,002	39.31	28,622,376	6.72	129,656,378	18.97
PREVI - Caixa Prev. Func. Bco. Brasil	1,996,511	0.78	59,359,870	13.93	61,356,381	8.98
Dodge & Cox	-	-	43,494,000	10.21	43,494,000	6.37
Oppenheimer Funds Inc.(ii)	-	-	42,014,480	9.86	42,014,480	6.15
Other shareholders	67,344,524	26.20	246,524,986	57.88	313,869,510	45.96
Treasury stock	-	-	5,924,288	1.39	5,924,288	0.87

Total	257,000,000	100.00	426,000,000	100.00	683,000,000	100.00

(i) Participants of the shareholders’ agreement
(ii) Foreign investment fund

Shareholders composition of Sunflower Participações S.A. at December 31, 2006:

Shareholders	CS	%	PS	%	Total	%

Maria Aparecida Cunha Fontana	14,084,143	39.16	-	-	14,084,143	39.16
Walter Fontana Filho	9,458,032	26.30	-	-	9,458,032	26.30
Vânia Cunha Fontana	6,706,010	18.65	-	-	6,706,010	18.65
Attilio Fontana Neto	5,716,562	15.89	-	-	5,716,562	15.89

Total	35,964,747	100.00	-	-	35,964,747	100.00

Shareholders composition of Administradora e Comercial Old Ltda. at December 31, 2006:

Shareholders	CS	%	PS	%	Total	%

Luiz Fernando Furlan	5,147,728	20.06	12,036	20.06	5,159,764	20.06
Leila Maria Furlan da Silva Telles	5,140,030	20.03	12,018	20.03	5,152,048	20.03
Lucila Maria Furlan	5,132,332	20.00	12,000	20.00	5,144,332	20.00
Osório Henrique Furlan Júnior	5,132,332	20.00	12,000	20.00	5,144,332	20.00
Diva Helena Furlan	5,109,236	19.91	11,946	19.91	5,121,182	19.91

Total	25,661,658	100.00	60,00 0	100.00	25,721,658	100.00

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Shareholders composition of Oppenheimer Funds Inc. at December 31, 2006:

Shareholders	CS	%	Total	%
Oppenheimer Developing Markets Fund	32,872,000	78.23	32,872,000	78.23
Pacific Select Fund	4,923,290	11.72	4,923,290	11.72
TA Index Oppenheimer Emerging Markets	1,301,000	3.1	1,301,000	3.1
OFI Trust Company	928,400	2.21	928,400	2.21
OppenheimerFunds PLC	674,380	1.61	674,380	1.61
OFI Institutional Emerging Markets Eq. Fund LP	440,870	1.05	440,870	1.05
Stichting Pensionenfonds Hoogovens	340,000	0.81	340,000	0.81
Raytheon Company Master Trust	185,540	0.44	185,540	0.44
Altria Corp Serv Master Retirement Trust	200,000	0.48	200,000	0.48
Pacific Funds PF Oppenheimer Emerging Markets Fund	149,000	0.35	149,000	0.35

Total	42,014,480	100	42,014,480	100

Stocks in possession of the Controllers, Advisory Board, Directors and the Fiscal Council of the Sadia S.A.

At December 31, 2006

Shareholders	CS	%	PS	%	Total	%
Controlling shareholders	136,998,749	53.31	28,622,376	6.72	165,621,125	24.25
Board of Directors members(*)	-	-	10,003,400	2.35	10,003,400	1.46
Officers(*)	12,472	-	3,152,207	0.74	3,164,679	0.46
Fiscal council	-	-	528	-	528	-

Total	137,011,221		41,778,511		178,789,732

(*)Excludes shareholders who are members of the controlling group.

At December 31, 2005

Shareholders	CS	% CS	PS	% PS	Total	%Total
Controlling shareholders	136,732,133	53.20%	41,973,939	9.85%	178,706,072	26.16%
Board of directors members (*)	19,864,334	7.73%	9,101,201	2.14%	28,965,535	4.24%
Officers (*)	11,915	-	4,956,929	1.16%	4,968,844	0.73%
Fiscal council	1,629	-	528	-	2,157	-

Total	156,610,011	-	56,032,597	-	212,642,608	-

(*)Excludes shareholders who are members of the controlling group.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Outstanding stocks of Sadia S.A. at December 31, 2006:

	CS	%	PS	%	Total	%

Outstanding stocks	119,988,779	46.69	378.297.729	88.8	498,286,508	72.96

Total	257,000,000	100.00%	426,000,000	100.00%	683,000,000	100.00%

18 Stock option plan

The Company has a granting plan of option of purchase of shares, which contemplates nominative preferred shares of issue of the Company, available in treasury, the objective of which is a long-term view, motivating the feeling of property and commitment of the Company’s players, in line with the shareholders’ interests.

The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date			Quantity of Shares	Price of Shares
Cycle	Grant	Start	Final		Grant date	Update - INPC

2005	6/24/05	6/24/08	6/24/10	2.200.000	4.55	4.76
2006	9/26/06	9/26/09	9/26/11	3.520.000	5.68	5.76

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	2006	2005

Balance at January 1º	2,200,000	-

Conceded options - Cycle 2006	3,520,000	2,200,000
Exercised options - Cicle 2005	(100,000)	-
Cancelled options - Cycle 2005	(200,000)	-
Cancelled options - Cycle 2006	(100,000)	-

Balance at December 31	5,320,000	2,200,000

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the year will not affect the Company’s results.

19 Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year. This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions.

20 Other operating income

On October 26, the Company obtained recognition of the final, favorable, unappealable decision on the COFINS proceedings referring to the unconstitutionality of Law 9718/98, which changed the basis for the calculation of PIS and COFINS by including operating and financial income. This matter was judged and considered unconstitutional by the Superior court of Justice on November 9, 2005. The Company has been collecting the tax in accordance with legislation and, based on the transit in rem judicatam of this proceeding, recognized the tax credit in the amount of R$ 80,168, which, net of attorneys’ fees, represented a gain of R$ 75,654.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

21 Financial result

	Parent company		Consolidated

	2006	2005	2006	2005
Financial expenses
Interest	(183,857)	(211,320)	(233,360)	(235,176)
Monetary variations - Liabilities	(12,579)	(10,570)	(12,579)	(20,379)
Exchange variations - Liabilities	50,617	226,931	120,260	199,039
Others	(52,668)	(43,068)	(64,503)	(68,676)

	(198,487)	(38,027)	(190,182)	(125,192)

Financial income
Interest	62,286	90,668	198,638	218,685
Monetary variations - Assets	5,540	205	5,540	205
Exchange variations - Assets	(28,210)	(121,196)	(32,851)	112,962
Others	65,653	17,711	78,726	29,313

	105,269	(12,612)	250,053	361,165

	(93,218)	(50,639)	59,871	235,973

22 Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	2006	2005	2006	2005

Local	417,864	719,324	234,349	299,766
Foreign	-	-	180,305	429,254

	417,864	719,324	414,654	729,020

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	2006	2005	2006	2005
Local
Current	(8,006)	(51,384)	(10,519)	(52,239)
Deferred	(28,744)	(18,817)	(27,024)	(19,189)

	(36,750)	(70,201)	(37,543)	(71,428)
Foreign
Current	-	-	(448)	248
Deferred	(1,181)	(1,720)	(1,181)	(1,720)

	(1,181)	(1,720)	(1,629)	(1,472)

	(37,931)	(71,921)	(39,172)	(72,900)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company		Consolidated

	2006	2005	2006	2005

Income before taxation/profit sharing	417,864	719,324	414,654	729,020
Interest on shareholders' equity	(118,920)	(174,738)	(118,920)	(174,738)
Income before income and social contribuition taxes	298,944	544,586	295,734	554,282
Income and social contribuition taxes at nominal rate - 34%	(101,641)	(185,159)	(100,550)	(188,456)

Adjustment to calculate the effective rate

Permanent differences
Equity in earnings fo subsidiaries	70,798	99,910	67,835	95,421
Interest on shareholders' equity of subsidiaries	-	-	1,437	1,546
Others	(5,907)	15,048	(6,713)	20,309
Provision for income and social contribuition taxes on income of foreign subsidiary	(1,181)	(1,720)	(1,181)	(1,720)

Income and social contribuition taxes at effective rate	(37,931)	(71,921)	(39,172)	(72,900)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated

	2006	2005	2006	2005
Assets
Deferred taxes
Tax loss carryforwards and negative basis of social contribution	37,834	9,861	37,834	9,861
Benefit plan	32,700	28,219	32,700	28,219
Provision for contingencies	25,397	23,643	25,824	24,462
Employees' profit sharing	15,157	19,874	15,564	20,163
Allowance for doubtful accounts	9,645	10,256	9,645	10,256
Goodwill amortization	7,108	2,037	7,108	2,037
Provision for loss on property, plant and equipment	5,001	4,417	5,001	4,417
Others	814	2,632	3,971	3,795
Summer Plan depreciation	2,105	2,834	2,105	2,834

Total assets deferred taxes	135,761	103,773	139,752	106,044

Assets short-term portion	52,518	27,223	56,509	29,494
Assets long-term portion	83,243	76,550	83,243	76,550

Liabilities
Deferred taxes
Depreciation on rural activities	84,716	32,811	84,716	32,811
Provisão para atualização de Grãos	10,008	-	10,008	-

Total liabilities deferred taxes	94,724	32,811	94,724	32,811

Liabilities short-term portion	18,355	3,321	18,355	3,321
Liabilities long-term portion	76,369	29,490	76,369	29,490

Net	41,037	70,962	45,028	73,233

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The deferred tax assets related to the income tax loss carryforwards and negative basis of social contribution in the amount of R$ 37,834, represented by R$ 29,160 of the Parent and R$ 8,674 from a foreign subsidiary will be realized base on future taxable income on such companies. Management estimates that the deferred tax asset related to the Parent will be fully realized during this year and the deferred tax asset related to the foreign subsidiary will be realized within three years.

23 Risk management and financial instruments

The Company’s operations are exposed to market risks, especially in relation to exchange rate variations, credit risk and grain purchase prices. These risks are monitored by the Risk Management Area which uses a specific system to calculate the “VAR -Value at Risk”, and they are permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board’s risk management strategy by determining the position and exposure limits. At December 31, 2006 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% confidence rating, represents R$ 96,735 (non-audited information), representing 3.93% of shareholder equity (not audited by auditors).

a. Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, with same interest rates, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities. The nominal amounts of these contracts are not recorded in the financial statements.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The realized income of future contracts, for the year ended December 31, 2006, generated a gain of R$ 150,645 (R$ 152,222 for 2005), and the amount of R$ 150,077 for 2006 was accounted for as financial income in “Monetary Variations Asset”, and the amount of R$ 568 as operating income in “Gross operating revenue”.

The results of the operations in the currency futures market, realized and not financially settled and the daily adjustments of currency futures contracts on the Future and Commodities Exchange - BM&F are recorded in the financial statements as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

The unrealized income of counter operations entered into with future maturity dates are not recognized in the financial statements. These contracts, as from December 2006, are segregated and defined as operating or financial, in accordance with the item to be protected. The amount of these contracts, if recorded as of December 31, 2006, would result in an income of R$ 26,279 in the financial income and of R$ 15,018 in the operating income.

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:

	Consolidated

	2006	2005
Assets and liabilities in foreign currency
Cash and cash equivalents and short-term investments	1,960,847	1,769,241
Amounts receivable from futures contracts	26,357	28,287
Trade accounts receivable	385,797	240,191
Suppliers	(39,521)	(37,697)
Loans and financing	(2,820,099)	(2,243,577)
Amounts payable for futures contracts	(9,077)	(10,702)
Swap contracts (dollar for CDI (*))	22,284	172,374

	(473,412)	(81,883)

(*) Interbank deposit interest.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Consolidated hedge contracts outstanding at December 31, 2006 with their respective payment schedules are as follows:

		Vencimentos em
	Posição 31/12/06	2007	2008
Contratos de derivativos

Currency swap contracts
Base value - R$	22,284	12,908	9,376
Base value - US$	7,504	4,347	3,157

Receivables/payables
Asset	-	-	-
Liability	(15,621)	(9,048)	(6,573)

Rate swap contracts
Base value - R$	534,500	534,500	-
Base value - US$	250,000	250,000	-

Amount receivable	5,298	5,298	-

Futures contracts - US dollars
Short position- US$	430,000	430,000	-
Long position - US$	274,000	274,000	-
Short position - Euro	139,161	139,161	-
Long position - Euro	3,847	3,847	-
Short position - Libra	86,023	86,023	-
Long position - Libra	18,427	18,427	-

Options
Short put option US$	380,000	380,000	-
Long call option US$	380,000	380,000	-

Amount receivable	26,357	26,357	-
Amount payable	(9,077)	(9,077)	-

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

b. Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

c. Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into futures or options contracts to hedge against fluctuations in the prices of the commodities, however it maintains a risk management strategy, based on physical control, which includes purchase of grain at fixed and fixable prices. The Company has a Grains Committee, composed of the chief executive officer and financial and operational executives. Its aim is to permanently monitor changes in scenarios, establishing limits of authority for purchase or sale.

d. Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of December 31, 2006 and 2005:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

· Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

· Short-term financial investments - The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

· Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

· Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

· Exchange and interest rate swap contracts - The fair values of exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts. As of December 31, 2006 the contracted amounts in force totaled R$ 1,554,843
(R$ 2,381,603 in December 31, 2005) and the valuation of these contracts to fair value would result in losses of R$ 67,041 (loss of R$ 31,227 in December 31, 2005). The effective cash settlements of the contracts occur on the respective maturities of each agreement. The Company does not intend to settle these contracts before their maturity.

The market values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of December 31, 2004 and 2005 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Consolidated

	2006		2005

	Book value	Market value	Book value	Market value

Cash and cash equivalents	234,069	234,069	196,306	196,306
Short-term investments - Local Currency	388,824	388,824	745,125	745,125
Short-term investments - Foreign Currency	1,927,709	1,927,709	1,722,258	1,723,481
Trade accounts receivable	693,532	693,532	520,242	520,242
Loans and financing	3,885,420	3,924,161	3,099,194	3,085,024
Suppliers	503,285	503,285	495,758	495,758
Futures contracts, net	17,280	17,280	17,585	17,585

e. Financial indebtedness

	Consolidated

	2006			2005

	Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total

Assets
Cash and cash equivalents	200,931	33,138	234,069	149,323	46,983	196,306
Short-term investments	259,697	1,927,709	2,187,406	680,068	1,722,258	2,402,326
Accounts receivable from future contracts	-	26,357	26,357	-	28,287	28,287

Total current assets	460,628	1,987,204	2,447,832	829,391	1,797,528	2,626,919

Long-term investments	129,127	-	129,127	65,057	-	65,057

Total long-term assets	129,127	-	129,127	65,057	-	65,057

Total Financial Assets	589,755	1,987,204	2,576,959	894,448	1,797,528	2,691,976

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Consolidated

	2006			2005

	Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total

Liabilities
Short-term financing	309,033	898,845	1,207,878	451,662	933,005	1,384,667
Accounts paybles from future contracts	-	9,077	9,077	-	10,702	10,702

Swap contracts - short-term	12,908	(12,908)	-	150,090	(150,090)	-

Total current liabilities	321,941	895,014	1,216,955	601,752	793,617	1,395,369

Long-term Financing	756,288	1,921,254	2,677,542	403,955	1,310,572	1,714,527
Swap contracts - long-term	9,376	(9,376)	-	22,284	(22,284)	-

Total noncurrent liabilities	765,664	1,911,878	2,677,542	426,239	1,288,288	1,714,527

Total Financial liabilities	1,087,605	2,806,892	3,894,497	1,027,991	2,081,905	3,109,896

Net debt	(497,850)	(819,688)	(1,317,538)	(133,543)	(284,377)	(417,920)

24 Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets. Due to the characteristics of multilocated operations, Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses. The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage. The amount currently insured guarantees the comprehensive coverage of the Company’s fixed assets.

The assumptions adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

25 Private pension plan

a. Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents. On December 31, 2006 the defined benefit plan presented a surplus of R$ 210,904 (R$ 176,605 as of December 31, 2005).

At December 31, 2006 the Foundation had a total of 20,484 participants (21,697 on December 31, 2005), of which 16,795 were active participants (18,156 on December 31, 2005).

The contributions of the parent company, on December 31, 2006 and 2005, amounted to
R$ 2,004 and R$ 2,044, and R$ 2,073 and R$ 2,097 in the consolidated, respectively.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Information on the actuarial calculation of the social security plan is presented below:

	2006	2005

Composition of actuarial assets
Present value of the actuarial liabilities	736,436	704,529
Fair value of the actuarial assets	(1,128,000)	(1,035,000)
Unrecognized actuarial losses	222,805	198,896

Net actuarial assets	(168,759)	(131,575)

Reconciliation of present liabilities value
Liability value at the beginning of the year	704,529	580,504
Gross current cost of services (with interest)	25,403	18,442
Interest in actuarial liabilities	77,995	64,139
Benefits paid during the year	(35,751)	(30,468)
Liabilities - (Gains)/losses	(35,740)	71,912

Liabilities value at the end of the year	(736,436)	704,529

Reconciliation of fair value of assets
Fair value of assetes at the beginning of the year	1,035,000	904,695
Benefits paid during the year	(35,751)	(30,468)
Participant contribuitions during the year	6,451	6,177
Sponsor contribuitions made during the year	2,115	2,154
Assets earnings for the year	120,185	152,442

Fair value of assetes at the end of the year	1,128,000	1,035,000

Calculation of (gains)/losses
Value of losses at the beginning of the year	(176,381)	(187,654)
Losses in actuarial liabilities	4,672	4,479
(Gains)/losses in actuarial liabilities	(35,740)	49,397
Gains in plan assets	6,354	(41,850)
(Gains)/losses in employee contribuitions	(638)	(753)

(Gains)/losses at the end of the year	(201,733)	(176,381)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	2006	2005
Actuarial assumptions adopted in the calculation
Nominal discount rate for actuarial liabilities	11.30%	11.30%
Expected nominal earnings rate on assets	12.35%	12.35%
Estimated nominal growth rate for salaries	7.10%	7.10%
Estimated nominal growth rate for benefits	5.00%	5.00%
Biometric table of general mortality	AT83
Biometric table of disability leave	TASA1927
Expected rotation rate	3%py
Probability of applying for retirement	55years

The actuarial asset has not been recognized in the sponsor’s financial statements due to the lack of prospects of realization.

b. Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at December 31, 2006 and 2005 totaled R$ 2,807 and R$ 2,276 respectively. As of December 31, 2005 this plan had 11,924 participants (11,563 in December 31, 2005).

26 Segment and related information

The following information about segments is based upon information used by the Company’s management to assess the performance of operating segments and decides on the allocation of resources.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The Company has four identifiable reportable segments: Processed products, Poultry, Pork and beef. The Company evaluates segment performance based on information generated from its statutory accounting records prepared in accordance with accounting principles generally accepted in Brazil.

a. Segment information

	2006	2005
Net operating revenue
Processed products	3,102,397	3,147,296
Poultry	2,872,845	3,199,246
Pork	494,571	732,710
Beef	309,353	-
Others	97,535	239,186

Total net operating revenue	6,876,701	7,318,438

Other net operating revenue is primarily attributable to grain and by-products and beef products operations.

	2006	2005

Depreciation expenses
Processed products	(92,214)	(60,863)
Poultry	(100,080)	(80,336)
Pork	(15,223)	(16,853)
Beef	(11,660)
Others	(4,072)	(7,294)

Total depreciation expenses allocated to segments	(223,249)	(165,346)

Depreciation allocated to administrative expenses	(17,320)	(12,829)

Total depreciation expenses	(240,569)	(178,175)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	2006	2005

Segment operating income
Processed Products	194,494	273,684
Poultry	100,204	269,766
Pork	35,489	94,586
Beef	11,482	-
Others	2,087	2,798

Total operating income	343,756	640,834

Interest expense	(310,442)	(324,231)
Interest income	282,904	248,203
Exchange gains (losses), net	104,219	159,602

Income before income taxes and social contribution	420,437	724,408

Segment assets
Processed products	715,248	626,055
Poultry	1,018,005	753,255
Pork	275,533	147,923
Beef	104,340	-
Others	220,312	138,973

Total property, plant and equipment	2,333,438	1,666,206

Reconciling items - Corporate assets
Cash and cash equivalents	234,069	196,306
Short-term investments	2,187,406	2,402,326
Long-term investments	129,127	65,057
Accounts and notes receivables, net	678,598	509,615
Inventories	1,084,454	992,490
Others corporate assets	929,259	690,825

Total consolidated assets	7,576,351	6,522,825

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	2006	2005
Capital expenditures
Processed products	302,648	194,587
Poultry	367,581	372,761
Pork	143,032	26,982
Beef	7,786
Others	234,331	91,662

Total segment capital expenditures	1,055,378	685,992

b. Export sales by region/market

	2006	2005

Europe	889,171	978,318
Middle East	787,838	1,047,615
Asia	533,295	635,907
Americas	528,453	542,151
Eurasia (mainly Russia and other former Soviet Union countries)	719,706	872,333

	3,458,463	4,076,324

Revenues are attributed to regions based upon where the products are shipped. All long-lived operational assets are located in Brazil and assets located outside of Brazil consist of sales offices located in various countries and construction in progress in Russia.

Sadia S.A.

Board of Directors

Walter Fontana Filho
Chairman

Eduardo Fontana D'Ávila
Member

Osório Henrique Furlan
Member

Alcides Lopes Tápias
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

José Marcos Konder Comparato
Member

Luiza Helena Trajano Inácio Rodrigues
Member

Marcelo Fontana
Member

Norberto Fatio
Member

Vicente Falconi Campos
Member

Sadia S.A.

Officers

Gilberto Tomazoni	Chief Executive Officer
Adriano Lima Ferreira	Chief Financial Officer
Alexandre de Campos	International Sales Director
Antonio Paulo Lazzaretti	Technology and Quality Guarantee Director
Artêmio Listoni	Bovine Activities Director
Cláudio Lemos Pinheiro	Administrative and Controllership Director
Eduardo Nunes de Noronha	Human Resources and Management Director
Ernest Sícoli Petty	Supply Director
Flávio Luís Fávero	Regional Production Director
Flávio Riffel Schmidt	Investment project Director
Gilberto Meirelles Xandó Baptista	Internal Market Commercial Director
Gilberto Pinto Sampaio Júnior	Marketing Director
Guilhermo Henderson Larrobla	International Sales Director
José Augusto Lima de Sá	International Relationships Director
Osório Dal Bello	Farming Technology Director
Paulo Francisco Alexandre Striker	Logistics Director
Ricardo Fernando Thomas Fernandes	Grain Purchase Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Poultry Production Director
Sérgio Carvalho Mandin Fonseca	National Sales Director
Valmor Savoldi	Planning, Logistics and Supplies Director
Welson Teixeira Junior	Investor Relations Director

Gustavo Teixeira de Freitas Tax Planning and Controllership Manager	Giovanni F. Lipari Accountant CRC 1SP201389/0-7-S-SC